

April 11, 2019

Martin Connor
Chief Financial Officer
TOLL BROTHERS INC
250 Gibraltar Road
Horsham, Pennsylvania 19044

> **Re: TOLL BROTHERS INC**
> **Form 10-K for the period ended October 31, 2018**
> **Filed on December 20, 2018**
> **Form 10-Q for the period ended January 31, 2019**
> **Filed on March 8, 2019**
> **File No. 001-09186**

Dear Mr. Connor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the period ended October 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. We note your discussion and analysis of income taxes on page 33. Referring to the "other" caption in your effective tax rate reconciliation in Note 8, please explain the specific facts and circumstances that resulted in an $11.5 million benefit to the provision in 2018 and an $8.6 million expense in the prior year. Given these amounts had a material impact to your income tax provision for the year, your discussion should describe the material factors within this line item that drove the change between the periods presented, whether they are recurring, and the potential impact on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Form 10-Q for the period ended January 31, 2019

Significant Accounting Policies
Revenue Recognition, page 6

2.   We note that in certain states you are not able to complete certain outdoor features prior to the closing of the home. To the extent these separate performance obligations are not complete prior to delivering the home, you defer a portion of the home sales revenues related to these separate performance obligations. Please tell us the nature of the outdoor features and describe your analysis under ASC 606-10-25-19.

3.   We note your disclosure that effective November 1, 2018, in land transactions that contain repurchase options, revenues and related costs are not recognized until the repurchase option expires. It does not appear that your policy addresses the accounting for the contract as either a lease or financing arrangement. Please tell us your consideration of ASC 606-10-55-66 through 78 in your accounting for these transactions.

4.   According to your disclosure, you treat incentives such as payment of a home buyer's closing costs as additional costs of sales when paid to a third party. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that the costs paid to third parties, such as home buyer closing costs, should be reflected as expense rather than as a reduction of transaction price.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence Terence O' Brien at 202-551-3355 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction